UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Reappointments of Directors, Retirement of Director, and Appointment of New Director

On September 28, 2023, Lead Real Estate Co., Ltd, a joint-stock corporation with limited liability incorporated in Japan (the “Company”), held its 2023 general meeting of shareholders (the “Meeting”). Upon the conclusion of the Meeting, all six members of the board of directors (the “Board”), Mr. Eiji Nagahara, Mr. Takashi Nihei, Mr. Hidekazu Hamagishi, Mr. Masahiro Maki, Mr. Hiroyuki Saito, and Mr. Ryoma Iida, reached the end of their respective terms. During the Meeting, the shareholders of the Company (the “Shareholders”) approved the reappointments of Mr. Eiji Nagahara, Mr. Takashi Nihei, and Mr. Hidekazu Hamagishi as directors, and the reappointments of Mr. Hiroyuki Saito and Mr. Ryoma Iida as independent directors. Mr. Masahiro Maki retired as an independent director and Audit and Supervisory Committee Member. The Shareholders approved the appointment of Mr. Akiya Ueki as an independent director and Audit and Supervisory Committee Member. Upon the conclusion of the Meeting, the Board is composed of six members, including three directors and three independent directors.

Mr. Akiya Ueki, age 67, served as an administrator at the Company from May 2023 to September 2023. He served as a general manager of internal audit at Renewable Japan Co. from May 2021 to April 2023, and as a general manager of audit office at Tokyo Tatemono Real Estate Sales Co. Ltd. from July 2013 to April 2021. Mr. Akiya Ueki obtained his Bachelor’s degree in Law from Tokyo University in 1979.

There is no family relationship among any of the directors and officers. To the best knowledge of the Company, there is no understanding or arrangement between the newly appointed director and any other person pursuant to which he was appointed.

Amendment of the Company’s Articles of Association

It was decided at the Meeting to partially amend the Articles of Association of the Company to correct a typo in Article 34 (2). The Articles of Association of the Company, as amended, are attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No	Description
3.1	Articles of Incorporation of the Company, as amended on September 28, 2023 (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

By:	/s/ Eiji Nagahara
Eiji Nagahara
Representative Director, President, and Chief Executive Officer

Date: October 6, 2023

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